Exhibit 99.1
IFRS USD Press Release

Infosys (NYSE: INFY) Announces Results for the Quarter and Year ended March 31, 2016

Q4 Revenue growth at 1.6% qoq in USD terms; 1.9% in constant currency terms

Q4 operating margin at 25.5%; increase of 0.6% from Q3 operating margin of 24.9%

FY 16 Revenue growth at 9.1% in USD terms; 13.3% in constant currency terms

FY 17 revenue guidance at 11.5%-13.5% in constant currency and 11.8%-13.8% in USD terms at March 31, 2016 exchange rates

Board recommended a final dividend of 14.25 per share

Bangalore, India – April 15, 2016

Financial Highlights

Consolidated results under International Financial Reporting Standards (IFRS) for the quarter and year ended March 31, 2016

Quarter ended March 31, 2016

•

Revenues were $ 2,446 million for the quarter ended March 31, 2016

QoQ growth was 1.6% in reported terms; 1.9% in constant currency terms

YoY growth was 13.3% in reported terms; 15.0% in constant currency terms

•	Operating profit was $ 625 million for the quarter ended March 31, 2016 QoQ growth was 4.3% YoY growth was 12.6%

•	Net profit was $ 533 million for the quarter ended March 31, 2016 QoQ growth was 1.7% YoY growth was 7.0%

•	Earnings per share (EPS) was $ 0.23 for the quarter ended March 31, 2016 QoQ growth was 1.7% YoY growth was 7.0%

Year ended March 31, 2016

•	Revenues were $ 9,501 million for the year ended March 31, 2016 YoY growth was 9.1% in reported terms; 13.3% in constant currency terms

•	Operating profit was $ 2,375 million for the year ended March 31, 2016 YoY growth was 5.2%

•	Net profit was $ 2,052 million for the year ended March 31, 2016 YoY growth was 1.9%

•	Earnings per share (EPS) was $ 0.90 for the year ended March 31, 2016 YoY growth was 1.9%

•	Liquid assets including cash and cash equivalents, available-for-sale financial assets and government bonds were $ 5,202 million as on March 31, 2016 as compared to $ 4,765 million as on December 31, 2015 and $ 5,214 million as on March 31, 2015

•	The Board of Directors recommended a final dividend of 14.25 per share for fiscal 2016. This translates to a final dividend of $ 0.22 per share (at USD-INR rate of 66.26).

“I am proud of our company’s achievements in my first fiscal year as CEO of Infosys. At the same time, I am humbled by the task that is still in front of us. We started the year just two quarters into a strategy to completely reimagine the notion of services and to transform Infosys. Over the course of this year, we saw this strategy, of bringing automation and innovation to our clients, on a foundation of learning and education, start to show results in the organic growth of our client relationships, in our win rates in large deals, and in the types of projects we are seeing in strategic areas where we never participated before. I am proud of what our teams have achieved this quarter and in the year," said Dr. Vishal Sikka, CEO. "And yet despite these heartening results, they are still based on metrics of the past, of the way the industry has been. The world of our future looks entirely different – it is a world that is being fundamentally reshaped by digital technologies, and it is our endeavor to create great value for every business through solutions built on our AI technology and open, cloud platforms, to have Infoscions amplified by intelligent technology, to bring purposeful innovation to life, and in that sense, we are still very much at the beginning of this journey.”

“Employee attrition reduced further in Q4, and is reflective of increased engagement with our people all through the year, and our steps to make Infosys an exciting place for the world’s best talent. We continue to reimagine our internal processes to increase organizational agility.” said U B Pravin Rao, COO. “The momentum of large deal wins continued this quarter and bookings were strong.”

“Our growth trajectory improved in FY 16 and we navigated the external business environment well. We will continue to focus on leveraging operational efficiency levers for consistent profitable growth.” said M.D. Ranganath, CFO. “During the quarter, cash generation was strong. We managed a volatile currency environment effectively.”

Outlook*

The Company’s outlook (consolidated) for the fiscal year ending March 31, 2017, under IFRS is as follows:

•	Revenues are expected to grow 11.5%-13.5% in constant currency*;
•	Revenues are expected to grow 11.8%-13.8% in USD terms based on the exchange rates as of March 31, 2016**

*AUD/USD – 0.73; Euro/USD – 1.10; GBP/USD – 1.51

**AUD/USD – 0.77; Euro/USD – 1.14; GBP/USD – 1.44

Management Changes

The Company announced that Mr. Mohit Joshi, Mr. Ravi Kumar S and Mr. Sandeep Dadlani have been appointed as Presidents of the company effective immediately.

Business Highlights

This quarter we made significant advances in our strategy to deliver automation and innovation through our traditional and new service offerings, our platforms and tools, and through investments in the broader ecosystem – enabling us to create more depth in existing client relationships, win more deals and specifically large deals, and open up entirely new types of strategic projects for Infosys.

Driving depth in client relationships, and winning large deals

•	ConAgra Foods, Inc., one of North America’s leading packaged food companies, chose us as a strategic partner for a multi-year managed services deal that will support ConAgra’s Application, Infrastructure and Information Security systems. The design-thinking led solution will leverage Panaya and the Infosys Automation Platform (IAP) to help the client reduce total effort in support, upgrade and testing and will drive innovation, improve service levels, and reduce operating costs.
•	For Welsh Water, a large utilities company, we will be responsible for the setup, migration and execution of data center facilities and services, managing over 400 critical network links, business applications, server and storage management. We will also transform and manage the client’s internal network communications and IP telephony services and infrastructure. The deal includes managing all projects in the client’s IT ecosystem including virtualization, operating system strategy, database platforms and more.

Growing momentum in new services, platforms and tools

We continued to see new strategic projects coming to Infosys based on our Aikido service offerings as well as our platforms and tools.

IIP – Completed more than 220 engagements leveraging IIP; announced availability of IIP on AWS.

This quarter we announced the availability of IIP on Amazon Web Services Marketplace (AWS Marketplace). Businesses will now be able to gain robust data insights quickly, while tapping into the flexibility and the lower cost of a cloud-based platform.

Hershey’s LLC, North America’s largest chocolate manufacturer, recently used IIP on AWS to analyze retail store data. The company wanted to gain valuable, revenue-generating insight faster than a traditional analytics implementation could deliver.

Hershey needed to establish its Hadoop landscape and extend its analytics and big data capabilities quickly. Partnering with the client, we had the landscape up and the data lake seeded for their analysts in less than a week. Using the Infosys Information Platform on AWS accelerated the deployment by weeks

IAP – More than 125 engagements in IAP across segments; 21 additional deployments in this quarter across key accounts.

Johnson Controls (JCI) is transforming the role IT plays in accelerating growth and delivering value to the business. One of JCI’s goals for this transformation is to drive and improve efficiency across the enterprise through Automation. Infosys is helping JCI in this journey to delivery leading edge Enterprise Automation capabilities. JCI will automate business processes, with the help of Infosys’s industry leading tools and services including Self-service, Robotic and Assisted Automation, Predictive Diagnostics, and Self-Healing capabilities.

Panaya, Skava & EdgeVerve

Panaya and Skava continued to gain traction both as part of large client engagements where these products were central to the value proposition, and as standalone deals.

•	Cummins, a global power leader that designs, manufactures, sells and services diesel engines and related technology globally, chose us as a partner to execute its Brazilian Oracle upgrade program. Rosane Rodrigues, CIO, Cummins Brazil commented, “Our Brazilian oracle instance has all the complexities needed to support our local business, with more than 5000+ objects, catering to different product lines and supporting 2500+ users in South America. Risk of disruption to our business was a major concern. We wanted to make sure we partnered with a service provider who has in depth Oracle knowledge, understanding of localization requirements and more importantly someone who could demonstrate their ability to de-risk the upgrade project by using advanced tools. The Panaya based detailed impact analysis that Infosys presented to us prior to start of the project gave us the confidence that they exactly knew what was going to break and how to fix it. With their upgrade methodology and cloud based impact assessment tools like Panaya, Infosys is leading the way in minimizing risk involved in software changes.”
•	Aimia Inc., a global leader in data-driven marketing and loyalty analytics, has chosen us as strategic partner for a multi-year managed services deal to deliver product engineering, maintenance and support services of various Aimia platforms and solutions. Liz Graham, EVP Operations and Strategic Initiatives at Aimia said, “We have chosen Infosys’ Skava platform to implement Omni-channel Digital marketing solution for its nimbleness and ability to work in a test-and-learn manner. We look forward for a great partnership with Infosys and leveraging Skava platform in other digital initiatives.”

This quarter the EdgeVerve business sustained momentum with 18 wins and 24 go-lives for both the Finacle and Edge suite of solutions across various market regions.

•	Lesley Secretan Director and COO of Bank Leumi (UK) plc said, “Finacle Corporate e-banking will provide us with a complete and modern e-banking solution for our changing corporate banking requirements. We chose Finacle for its out-of-the box capabilities, enhanced functionality, agile implementation approach, and the ability to work on multiple platforms. Over the years, Infosys Finacle has demonstrated extensive experience in the market, having worked on complex projects with leading banks globally. Perhaps more importantly, we chose Finacle because we liked its look and feel and felt it will be appreciated by our customers once the solution is deployed.”

Design-led services – Now in every engagement and rapidly reaching all our clients.

In the last quarter, we saw a significant increase in the adoption of Design Thinking by our clients globally. More than 225 Design Thinking workshops have been conducted to date, with more than 10 design led transformation programs this quarter from across industry segments. A very significant development is that our clients are increasingly engaging with our consultants to develop and execute strategic business transformation ideas and initiatives.

Building a Culture of Innovators

Zero Distance – Covers more than 95% of the projects base lined and managed by Infosys.

Zero Distance, our program to drive innovation in every project, empowering all employees to be innovators, now covers almost all projects and is establishing a new way to achieve project management excellence.

Jeroen Korstanje, IT Change Manager Enterprise Content Management, ABN AMRO, said, “We have been partnering with Infosys over 10 years. In the last 3 years our partnership has reached a higher maturity and we are truly acting as partners. The Zero Distance and Design Thinking movement within the Infosys organization is adding additional value to the partnership. Looking pro-actively at opportunities to make the work easier and automate as much as possible we already implemented a number of improvements. To strengthen the partnership even more we jointly trained all staff in the Enterprise Content Management area in Zero Distance and Design Thinking. I am confident that this will bring even more value to the bank as a whole.”

Extending the Reach through our Ecosystem

This quarter we announced an investment of USD 4 million in Waterline Data Science, a leading provider of data discovery and data governance software. This investment is testimony to our efforts to bring innovative data science solutions across our platforms and offerings, and commitment to deliver greater business value for our clients from their Big Data assets.

Awards and Recognition

•	Ranked a “Leader in the Winner’s Circle – Excellent at Innovation and Execution,” in HfS’s Research Blueprint: Design Thinking in the As-A-service Economy.
•	Infosys ReachOut solution selected by The American Council for Technology - Industry Advisory Council (ACT-IAC) as one of the top 40 finalists for its Igniting Innovation 2016 Awards. . Infosys ReachOut is a device agnostic web-based application that connects people-in-need with assistance and resources in real-time.
•	Infosys Finacle rated as a Market Leader in Ovum’s Core Banking Decision Matrix for Europe.
•	Infosys Finacle positioned as one of the top selling solution in IBS Sales League 2016.
•	Infosys Finacle recognized for Best Innovations in Digital Initiative – Middle and Back Office and the Best Islamic Banking Technology Provider in the Middle East at the 2016 Private Banking Middle East Awards.
•	Awarded Tableau GSI partner of the year; Hitachi Data Systems Innovation Partner of the Year.

Beyond Business

In fiscal 2016 over 216 crore ($ 33 million) contributed by Infosys has been utilized across projects related to healthcare, education, culture, destitute care and rural development. In addition, the company has spent 86 crore ($ 13 million) on multiple initiatives including Chennai flood disaster relief, environment sustainability and conservation of natural resources aimed at long term sustainability of eco system.

As part of its mission to better prepare all students for an increasingly digital future, Infosys Foundation USA continued to engage with local communities and invest in computer science related programs. The Foundation announced a grant of $1M in partnership with NSF to support Computer Science (CS) professional development for teachers. This collaboration will provide opportunities for as many as 2,000 school teachers to deepen their understanding of CS.

About Infosys Ltd

Infosys is a global leader in consulting, technology, outsourcing and next-generation services. We enable clients, in more than 50 countries, to stay a step ahead of emerging business trends and outperform the competition. We help them transform and thrive in a changing world by co-creating breakthrough solutions that combine strategic insights and execution excellence.

Visit www.infosys.com to see how Infosys (NYSE: INFY), with US$ 9.5 billion in LTM revenues and 194,000+ employees, is helping enterprises renew themselves while also creating new avenues to generate value.

Safe Harbor

Certain statements in this press release concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2015. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that the date of this press release is April 15, 2016, and any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of this date. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company unless it is required by law.

Contact

Investor Relations	Sandeep Mahindroo +91 80 3980 1018 Sandeep_Mahindroo@infosys.com
Media Relations	Sarah Vanita Gideon, India +91 80 4156 3373 Sarah_Gideon@infosys.com	Pilar Elvira Wolfsteller +1 510 944 4596 Pilar.Wolfsteller@infosys.com

Infosys Limited and subsidiaries

Unaudited Condensed Consolidated Interim Balance Sheets as of

(Dollars in millions except equity share data)

	March 31, 2016	March 31, 2015
ASSETS
Current assets
Cash and cash equivalents	4,935	4,859
Available-for-sale financial assets	11	140
Trade receivables	1,710	1,554
Unbilled revenue	457	455
Prepayments and other current assets	672	527
Derivative financial instruments	17	16
Total current assets	7,802	7,551
Non-current assets
Property, plant and equipment	1,589	1,460
Goodwill	568	495
Intangible assets	149	102
Investment in Associates	16	15
Available-for-sale financial assets	273	215
Deferred income tax assets	81	85
Income tax assets	789	654
Other non-current assets	111	38
Total non-current assets	3,576	3,064
Total assets	11,378	10,615
LIABILITIES AND EQUITY
Current liabilities
Trade payables	58	22
Derivative Financial Instruments	1	–
Current income tax liabilities	515	451
Client deposits	4	4
Unearned revenue	201	168
Employee benefit obligations	202	171
Provisions	77	77
Other current liabilities	940	927
Total current liabilities	1,998	1,820
Non-current liabilities
Deferred income tax liabilities	39	25
Other non-current liabilities	17	8
Total liabilities	2,054	1,853
Equity
Share capital- 5 ($0.16) par value 2,400,000,000 (1,200,000,000) equity shares authorized, issued and outstanding 2,285,621,088 (1,142,805,132), net of 11,323,576 (5,667,200) treasury shares as of March 31, 2016 (March 31, 2015), respectively	199	109
Share premium	570	659
Retained earnings	11,083	10,090
Other reserves	–	–
Other components of equity	(2,528)	(2,096)
Total equity attributable to equity holders of the company	9,324	8,762
Non-controlling interests	–	–
Total equity	9,324	8,762
Total liabilities and equity	11,378	10,615

Infosys Limited and subsidiaries

Unaudited Condensed Consolidated Interim Statements of Comprehensive Income

(Dollars in millions except share and per equity share data)

	Three months ended March 31, 2016	Three months ended March 31, 2015	Year ended March 31, 2016	Year ended March 31, 2015
Revenues	2,446	2,159	9,501	8,711
Cost of sales	1,516	1,317	5,950	5,374
Gross profit	930	842	3,551	3,337
Operating expenses:
Selling and marketing expenses	134	118	522	480
Administrative expenses	171	169	654	599
Total operating expenses	305	287	1,176	1,079
Operating profit	625	555	2,375	2,258
Other income, net	114	141	476	560
Share in associate's profit / (loss)	–	–	–	–
Profit before income taxes	739	696	2,851	2,818
Income tax expense	206	198	799	805
Net profit	533	498	2,052	2,013
Other comprehensive income
Items that will not be reclassified to profit or loss:
Re-measurement of the net defined benefit liability/(asset)	–	(2)	(2)	(8)
Items that may be reclassified subsequently to profit or loss:
Fair value changes on available-for-sale financial asset	3	(2)	6	14
Exchange differences on translation of foreign operations	11	53	(436)	(375)
Total other comprehensive income, net of tax	14	49	(432)	(369)
Total comprehensive income	547	547	1,620	1,644
Profit attributable to:
Owners of the company	533	498	2,052	2,013
Non-controlling interests	–	–	–	–
	533	498	2,052	2,013
Total comprehensive income attributable to:
Owners of the company	547	547	1,620	1,644
Non-controlling interests	–	–	–	–
	547	547	1,620	1,644
Earnings per equity share
Basic ($)	0.23	0.22	0.90	0.88
Diluted ($)	0.23	0.22	0.90	0.88
Weighted average equity shares used in computing earnings per equity share
Basic	2,285,620,957	2,285,610,264	2,285,616,160	2,285,610,264
Diluted	2,285,750,316	2,285,667,252	2,285,718,894	2,285,642,940

NOTE:

1.	The unaudited Condensed Consolidated interim Balance sheets and Condensed Consolidated interim Statements of Comprehensive Income for the three months and year ended March 31, 2016 have been taken on record at the Board meeting held on April 15, 2016
2.	A Fact Sheet providing the operating metrics of the company can be downloaded from www.infosys.com
3.	Previous period share count and EPS has been restated due to issue of bonus shares in Jun-15